Exhibit 12

DAVE & BUSTER’S, INC.
COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands, except ratios)

26 Weeks Ended
August 1,
2004
Income before provision for income taxes	$8,920
Add: Total fixed charges (per below)	7,272
Less:Capitalized interest	262

Total income before provision for income taxes, plus fixed charges, less capitalized interest	$15,930

Ratio of earnings to fixed charges	2.19
Fixed charges:
Interest expense **	2,892
Capitalized interest	262
Estimate of interest included in rental expense ***	4,118

Total fixed charges	$7,272

** Interest expense includes interest in association with debt and amortization of debt issuance costs.

*** Fixed charges include our estimate of interest included in rental payments (one-third of rent expense under operating leases).